Filed by Comcast Corporation
                                              Pursuant to Rule 425 under the
                                              Securities Act of 1933 and deemed
                                              filed pursuant to Rule 14a-12
                                              under the Securities Exchange Act
                                              of 1934

                                              Subject Company: AT&T Corp.
                                              Commission File No. 1-1105

                                              Date: July 10, 2001


     The following conference call was held by Comcast with its investors on July 9, 2001:


                        Comcast Investor Conference Call
        Conference Call with John Alchin, Brian Roberts & Stephen Burke
                                  July 9, 2001


Good morning, everyone, and welcome to the Comcast Corporation financial community meeting and conference call to discuss Comcast's proposal to merge with AT&T Broadband. If you have not yet received the press release, please call Renee Calabro, of the Abernathy McGregor Group at 212-371-5999. With us today are Brian Roberts, President of Comcast Corporation, John Alchin, Executive Vice President and Treasurer of Comcast Corporation, and Steve Burke, Executive Vice President and President of Comcast Cable.

During the presentation, all participants will be in a listen-only mode. Afterwards, you will be invited to participate in the question and answer session. At that time, if you have a question, you will need to press the one followed by the four on your push button phone. As a reminder, this conference is being recorded today, Monday, July ninth of 2001. Now I'd like to turn the call over to John Alchin. Please go ahead, sir.

     JOHN ALCHIN

Well, thank you very much and welcome, everybody. This is obviously a very exciting day in the history of Comcast. With us here today we have virtually the entire Comcast management team. In addition to those of us up here, we have in the audience our Chairman, Ralph Roberts. We have had numerous calls throughout the evening and the morning from our colleague Julian Brodsky, Vice Chairman, who is tucked away in some fishing village somewhere outside of Stockholm, but very much a part of what's going on here.

In addition, we have Larry Smith, our Executive Vice President, Arthur Block, our General Counsel, Bill Dawdleman, Marlene Doone, both of whom all of you as investors know very intimately. Karen Buchholz, Head of Corporate Communication and many other members of the team. But most importantly, we have up here our President, Brian Roberts, and President of the Cable Division, Steve Burke.

My only role here this morning is to refer you all to the safe harbor disclaimer, because we will be making a lot of forward looking statements, which have the usual caveats attached to them for SEC purposes. Without any further ado, please let me bring up Brian Roberts.


     BRIAN L. ROBERTS

Thank you, John. And thank you all for those in the room here today for coming on short notice. But this really is a fantastic moment for Comcast, an exciting opportunity to think about a company that could have the number one position in the U.S. in broadband with 22 million customers, have new technology that allows for great growth in products and services, such as video on demand and interactivity. And it's very exciting, and a strategic opportunity that we just felt we could not pass up.

So let me begin with the terms of the proposed transaction - make sure we're all on the same page. Basically, AT&T would spin off their broadband business, just as they had proposed. Comcast is saying that we would offer 58 billion dollars in a mix of equity and debt, for just the cable systems that AT&T operates, and the joint ventures that they're partnered in, not at this point including their interest in Cablevision, Time Warner and Rainbow, which we would be prepared to pay additionally for either more equity or more debt, and we would issue 1.0525 billion shares of stock, and 13 and a half billion of debt, and that would then qualify, with a mix of voting and non-voting Comcast securities, as a tax-free transaction to both the AT&T shareholders and to AT&T itself, in terms of the spin off. In a Morris Trust spin off. What this would allow is a rapid acceleration, and a significantly better outcome, I believe, for the AT&T shareholders than the deal that they're currently preparing to do.

What they're currently doing is they filed last Tuesday, an acceleration of their timing of their proxy mailing, which would go at the end of this July, with a shareholder vote in September. And when that happened, we concluded that the train's leaving the station, and it was now or never.

So by making this proposal, we're able to complete something that AT&T itself began back in October. Last October they said they're going to break the company up into four parts, that the cable business no longer would be part of, within a year or so, the traditional Ma Bell telephone business, the long distance business. And so, they decided to spin it off as a separate company. We can then spin it and merge it right away with Comcast, avoid a tracking stock, avoid IPO discounts, and pay a significant premium right now.

Now the premium that we're talking about, the price we're talking, the 58 billion, is 12 dollars and 60 cents on Friday's close, per AT&T share, which compares to the 16.80 that AT&T was trading at when you spin off the wireless stock. So on Friday they went X dividend on wireless, and the closing price was
16.80 on the new AT&T, and this is fully 75 percent of the total value of AT&T, would be for the two billion of EBITDA that is represented by cable.

And we think that's very, very compelling, not to mention that their shareholders, the AT&T shareholders would then own 51 percent of the combined new entity, and all the upside that could be created by this great company, would go 51 percent to their shareholders. And of course, that doesn't include Time Warner, doesn't include Cablevision, and doesn't include all of the traditional long distance business.

So it's consistent with their current goal, it's a rapid acceleration, and I think a dramatically better price.

What would we have? Well, you'd have 22 million subscribers, and an accelerating company because of significant and ongoing cost savings and synergies, which Steve Burke is going to go into great detail, or some detail on, and you know, give you a sense of the realistic nature, I think that's really essential here, is how strongly we feel, and how what we think conservative we've been in looking at how we can make this happen.

And we will have a solid financial footing, with the mix of debt and equity being issues, we're confident we will remain solidly investment grade, and we'll be the third largest media company in the world, and the largest in the broadband space. This is a once in a lifetime opportunity to create a company of this size.

Look at it graphically in revenues, you can see we'll be twice the revenues of the largest competitor, and close to 15 billion dollars. You'll have twice as many customers, well within the regulatory limits. I want to stress that even had the old 30 percent test remained, which of course the courts knocked it out, this company would be inside that test. Because you're not including Time Warner and Cablevision, and that's not our intention to hold those assets, and therefore, we think that this is very, very realistic but as you can see, a leapfrogging in what this one company would then be able to have.

Powerful national presence. Eighty-five percent of the company's combined subscribers would be located in the top 50 DMAs, but there is no national presence in cable, we've all been very regional. But boy, what a presence it would be. In the top ten markets, we would be the leader in cable presence in eight of the top ten. We would have 70 percent of all customers in the top 20, and greater than a 45 percent market share in 14 of the top 20.

Again, unrivaled presence. So you really have to say, okay, what's the benefit of having that presence? What's the benefit - you know, it seems too obvious to me, having worked in this business for 20 years, this is a dream opportunity to have that kind of scale and scope. You can develop new programming content, with the new technologies we can be a leader in creating services like Internet protocol phone, services like video on demand, advertisers now have a national reach for cable advertising.

Internet. With what's happening with cable modems, to think of one company that has 22 million connections, to me the opportunities will come and every good idea, forgetting any of the cost synergies, which Steve will get to just in a moment. Every time we've been able to create something like a QVC or an E-Entertainment or a Golf Channel, there have been billions of dollars awarded to the Comcast shareholders for that. That's the scale and scope benefits, on new value and new content, very, very exciting.

Let me at this point, we want to go deeply into sort of the operating characteristics of the AT&T systems, or the Comcast systems, and our history in acquisitions. Steve Burke has led Comcast Cable to I think the pinnacle for cable operators, and was just acknowledged at the Cable Convention, by the National Cable Television Association as the best operator this year. But more importantly, we doubled the size of Comcast Cable in the last 24 months.

In doing so, in a number of acquisitions, whether it was Media One, Lenfest, Adelphia swaps, Jones - Steve and his team that he's assembled have an aggressive, get it done attitude, they visit every single system right away, reforecast it, and they put the numbers on the board. So I think you'll be pleased when you hear Steve's presentation. Steve


     STEPHEN B. BURKE

Thank you, Brian. I think the best place to start would be an examination of our margins versus the AT&T margins, over the last five quarters. What we've tried to do is be as conservative as possible, and in fact have taken our reported margins, when you look at our reported margins and analyst reports, they're higher than these numbers. We've allocated a significant portion of the company's corporate overhead to our margins, to bring them from the 43 percent range down to 41, and at the same time we've taken AT&T's margins, which I think in the first quarter were reported at 16 percent, and taken out restructuring charges to bring those up to 18.

So we really tried, in every instance, to make this disparity as narrow as we could, and be as conservative as we could. In addition, as it relates to accounting policies, we've now taken in more than million subscribers from AT&T. We know their capitalization policies, we know their accounting policies, and based on the systems we've taken in, and we believe they're representative of the entire company, our accounting on the whole is more conservative than AT&T's.

So I think this gap in terms of margin, if anything, is bigger in reality than what we're showing, but we wanted to be as conservative as we could. And what you see here is a pretty consistent 20 percent plus gap in margin, between the AT&T systems and Comcast systems. If you take that gap, and we're using the last, quarter, the first fiscal quarter, that 23 percent gap, if you apply that to AT&T's revenues, which are on the order of nine and a half to ten billion dollars, you'll see that if you were able to completely close that gap, you'd have a 2.3 billion dollar improvement, in terms of operating results per year, if you could take AT&T systems up to where Comcast's is currently operating.

And if you ask where that improvement would likely be found, what we typically do when we get control of a new system is 30 or 60 days after taking control, we would visit the system with our entire senior management team, and lay out the existing economics, line item by line item, of the system that we're acquiring, versus a Comcast system of the same size. And we'd go and we'd look at revenues, and we'd go down and march down each line of the P&L, and what we found in all the acquisitions we've done is there's the ability to improve almost every single line of the P&L.

And I'll take you through some of the examples, but for example, when we look at the AT&T systems that we have taken into the company, very frequently we can have revenue improvements related to increasing the pay business. The systems we took in earlier this year, we're getting on average, seven dollars per subscriber, per month, more from just HBO, Showtime, Starz, Encore, premium services. We find that our deals for digital services with programmers, and the way we package that tends to make that a profit improvement.

Moving down the P&L, we have the ability to better match labor with activity, and we have a very precise way of looking at number of employees per subscribers. These kind of observations become very obvious very quickly when you're in effect doing an apples to apples comparison - a hundred thousand subscriber system that you're bringing in, versus one that you've been running for some period of time.

Marketing costs, AT&T is running about five or six percent of sales for marketing. Our numbers are about half that number. So marching down the P&L, we feel very confident that we can identify significant operating efficiencies.

In addition, we also believe there are productivity improvements that you can get as you scale up this business. As you pull cable systems together in bigger clusters, whether it's call centers, whether it's the ability to amortize, more senior level management that can be more sophisticated and drive the business more aggressively, we think as you put these businesses together, there are economies there.

In terms of corporate overhead, according to published reports, we believe AT&T's corporate overhead is upwards of 500 million dollars a year. We've looked at their systems and we would take their 13 and a half million subscribers and probably create on the order of seven what we call divisions, of about two million subscribers per division. Each division inside Comcast right now has between five and seven million dollars of annual overhead. So you multiply that times seven divisions. We can't see a reason why we can't take that corporate overhead down to a number below 50 million. So from upwards of 500 million down to 50, we've done this time and again, we see no reason why we can't do it this time.

As it relates to the telephone business, we actually believe that telephone has a great future in the cable business. We have been waiting for IP phone, Internet based telephone, and have not been aggressive in terms of circuit switch telephony. We do have some phone business that we acquired, in Media One systems that we acquired from AT&T, about 150 thousand subscribers in the Michigan area. We have kept those operations going, and during the last six months have taken those operations from a significant money loser to break even, and we believe next year we will make money in those phone operations.

We believe, based on published reports, that AT&T is losing on the order of 500 million dollars a year in their telephony business, and our goal would be to take that to break even, as fast as we could, and we believe that would be doable in the next 12 to 24 months.

So, as a result of all these, different opportunity areas, we feel highly confident that we can go after that margin differential aggressively. In addition to just taking the margin up, there are certain economies that we believe accrue to those who get bigger. And when you take a company with eight and a half million subscribers, put it together with a company with thirteen and a half, and create a company with 22 million, we believe there ought to be significant economies of scale in three major areas.

First, programming savings. We've identified a range of 300 to 500 million dollars that we could save on an annual basis over the next three years, simply by merit of taking the eight and a half million Comcast customers and their contracts, and bringing them up to the level of the of the AT&T contracts, and then, over time, renegotiating all of the contracts, based on the fact that we would be significantly bigger.

At the same time, we're making programming economies of scale, we believe in terms of hardware, all of our capital expenditures, whether it's digital set top boxes, cable modems, rebuilds, et cetera, we believe there's the ability there to leverage efficiencies, and also other savings, on billing contracts with our billing vendors, straight through the P&L, we believe there's the chance to in addition to bring their margin up to our margin, or get closer to our margin level, just the fact that bigger tends to mean better deals in our business.

If you take all of these savings, and assume you get them all, you would come up with a number of 2.6 to 2.8 billion dollars, 2.3 billion from taking their margin up to our margin level, and then just taking the programming, because the hardware savings are really appropriately capex, just taking the programming savings of 300 to 500 million, you get a total number to shoot for of 2.6 to 2.8 billion, and that would in effect be, if you could take their systems up to our operating performance, and get the economies of scale, we think could happen by putting the companies together.

We have assumed, in the interest of conservatism, that we only get 1.25 billion out of that 2.6 to 2.8 and as you'll see, the deal economics work beautifully at that level, and we think getting less than 50 percent of the total possible savings is a conservative assumption.

By the way, if you look at the last ten big deals that we've done, during the 90's and into the last year or so, if we only got 50 percent of the differential, it would be the worst performance we'd ever done on any of those ten deals. So we think this is a very conservative assumption, which our job would be obviously to beat.

If you then look at how the savings, assuming the 1.25 billion is all we save, how that would flow into the business, we're anticipating four to six hundred million in year one, growing ratedly over time to year three. Again, this would be slower than the speed at which we've realized savings in other acquisitions, but if you look at the outline point at the bottom of this slide, assuming we got four to six hundred million in realized savings in year one, let's say that happens in the year 2002, it would take the multiple from 30, which is what we're paying to AT&T shareholders on day one, down to a 15 or 16 percent range, which is accretive to Comcast shareholders and then in year two and year three, everything would be on the up side.

If you then look and say, well, how likely are we to achieve these estimates? I think the best thing you can do is point to your track record and your experience. We've grown revenues 13- fold since 1990, and a lot of this growth has come through the integration of 11 significant acquisitions. We've almost doubled the company over the last two years, we've done five major deals in the last 24 months. And at this point, our entire management team has been through acquisition after acquisition after acquisition, and that gives you a fair amount of experience and confidence that should the occasion arise again, you'll be able to do it the same way you have in the past.

Here are three deals that we have concluded in the last 24 months. Each of these deals are about a million subscribers. I think the Scripps deal was 860 thousand, Lenfest was a million two, but these are all significant, multi-system acquisitions. And I'd like to bring your attention to the second line, the operating cash flow improvement.

In the case of Scripps, in the first 24 months, we were able to bring operating cash flow up 54 percent. In the case of Jones Intercable, within one year we brought cash flow up 25 percent. Lenfest within one year we were able to bring cash flow up to 34 percent.

The Lenfest example's particularly interesting because if you look all the way at the bottom line, you'll see that operating cash flow per customer, which we think is a very key index in managing operating performance, at Lenfest, we've been able to bring it from 150 dollars per subscriber, which is right about where AT&T systems are today, up to 200 dollars per subscriber, within the first year, which is a 32 percent growth rate.

So we think these acquisitions show clearly that time and time again we're able to improve the business. But I think the best example is taking the actual systems that Comcast acquired from AT&T, just over six months ago, on January first, and brought into our company. And that's what the next slide shows. This represents about 765 thousand systems that we acquired from AT&T on January first.

And in the first six months of controlling these systems, we've already taken the total operating cash flow up 32 percent, and the margin up six percent. My feeling is this first year performance is really only just the beginning. I would anticipate, if we can do this in the first year, that the numbers in the second year and the third year are going to be very, very robust, perhaps the second year could be another 30 percent plus growth rate.

And as you can see, that margin went from 26 to 32 within six months. Our feeling is, based on these systems, we have a shot to bring them all the way to 41 percent, over the next 12 to 24 months. So I think we're off to a very good start and we believe these systems are representative of what we're going to find, should we get in and get a chance to put the 13 and a half million AT&T subscribers together with Comcast.

So I think this kind of track record, through the 11 acquisitions that we've done in the last 10 or 11 years, through the five major ones in the last two years, and most specifically, through our experience with the AT&T systems, gave us a lot of confidence, as we were thinking about taking the step we took last night, that should we get our hands on these assets and put the two companies together, we could deliver the kind of operating efficiencies that we're talking about.

If you take all these acquisitions and all this growth, one of the slides that I'm most proud of and you map our margin performance, it's a complicated slide, but I think it's worth paying attention to. The yellow bars show our operating cash flow, and you can see it goes from eight hundred million dollars per year to up toward two billion a year. And a lot of that cash flow growth is obviously due to acquisitions.

The orange line shows our EBITDA margins. And what you'll see is, despite the fact that time and time again we've integrated new companies, usually with margins that are significantly lower than ours, we've been able to hold our margin. Which means we've been able to very, very quickly get the margins of the companies we've integrated up to our level. And I think this chart gives us a lot of confidence that should we get a chance to put AT&T together with Comcast, we could continue this kind of track record and performance. Brian


     STEPHEN B. BURKE

Thank you, Steve that was fantastic. You know, the way he does it, he takes his entire team, they visit all the operations, as I mentioned, I'd say in the last 18 to 24 months they've been in over 50 different cable systems to do the kind of drill down that he just referred to.

Okay, so if you put it all together, and you can get to the 1.25 synergy, or
1.3 billion of synergy, you would take the combined EBITDAs, that is, about five billion between the two companies, and that would grow to 6.3, and that is about 20 billion dollars of value creation that would be mostly going to the AT&T shareholders, some of it going to the Comcast shareholders, in the way we divided it, but tremendous power in putting the two together.

What does it do to our credit profile? Very important question. We've had preliminary meetings with the rating agencies, and we certainly expect them to do the kind of typical reviews that are necessary in a big proposed transaction, but the preliminary S&P put out that if we do what we're talking about, they don't envision a change in our debt ratings.

And that's because, looking at the numbers, you can see that Comcast's pro forma debt, assumed debt from AT&T and then, without synergies, you're at 4.7 times, you still have lots of other off balance sheet assets, and with the kind of synergies we're talking about you get to 3.8. And of course, this is in '01. And off of '02, the leverage rations go down again, another half a point or so.

So we think very solid balance sheet. That's critical. We're not really interested in doing any kind of transaction that would change the credit characteristics of Comcast, and I think we're pleased that we're off to a good start there.

But let me go back to why this deal makes so much sense in terms of what else it can do for Comcast. It allows us to take the fastest growing part of the company, which is our content division, and really turbocharge it with 22 million customers as a platform. And our record of doing this successfully has I think been fantastic, starting with, first and foremost QVC.

QVC is the world's largest e-commerce company, we'll ship over a hundred million packages with a 40 percent operating margin this year, bigger than Land's End, L.L. Bean and Amazon combined. And we've taken the EBITDA in the six years that we've controlled QVC from 200 million and more than tripled it to 620 million, and this year we're off to a great start, we're up 20 percent in the first quarter.

E-Entertainment, since we took control of E-Entertainment 3 years, we were able to grow the customer base by 40 percent. The ratings are at an all time high. EBITDA's over a hundred million this year, and it's one of the mainstay channels. Golf Channel went from zero to a hundred million in five years; we now own 90 percent of Golf Channel.

Comcast's SportsNet, we have one in Philadelphia, one in Washington and Baltimore, that covers about 50 percent of our customers, and we get terrific television ratings. So content is a big part of how you build value.

At the same time, you can build value through investments, and Larry Smith and others have taken advantage of a number of deals, Julian, over the years that come in because we're Comcast. And by having a bigger footprint, we think we'll get even more opportunities to create value for the shareholders than we have in the past, but just in the past alone, we invested a 940 million dollars in a variety of transactions. And we have monetized or locked in seven billion dollars of value today. Seven times our money.

We have a very proud and solid track record of creating off balance sheet value which can then be monetized for shareholders, and this deal would allow a lot more of that.

But the single thing that I am most proud of, and I think Ralph is most proud of, is that Comcast is a disciplined buyer. Somehow, we have managed, over 29 years, to have a compounded return on our equity of 24 percent. If you had invested in the IPO, and bought a thousand shares at seven dollars, for seven thousand dollars you'd have 3.9 million dollars today.

At the same time, we've had to grow the company by acquisition. We've probably done over a hundred deals. And the company of course goes back to even before we were being public, and it's the same kind of results before public. And we found a winning formula, which is, every time you buy something, by definition you're out and doing something no one else is doing.

But if you can do it just right, you can create future value and future growth for your shareholders that would otherwise not be there without that acquisition. And this deal is the best opportunity that we have seen to give us the future that could replicate the past. And we wouldn't do anything if we thought we were going to jeopardize the ability to continue this slide. That's the number one thing I'm most proud of.

And the point here is, is that by putting the AT&T stockholders together with the Comcast stockholders, directly accelerated, at a big premium, this is what could happen to their shareholders in the future.

If you look at just the last three years, it's even more dramatic. We've had 168 percent appreciation versus a 23 percent appreciation on the S&P. And this one, frankly, I had never known before we put it together for this presentation, but if you actually go by any period of measurement, one year, three year, five year, seven year or ten year, and you compare Comcast's stock performance, the Comcast to the cable composite, of Cox, Cablevision, Adelphia, and Charter, or NASDAQ, or the S&P, in every single period against every other metric, our stock has been outperforming all of those folks.

And that's what it's all about, and its our job to find opportunities that can do this for shareholders, can do it for the AT&T shareholders, instead of the path that they're on.

So what you'd have is a leader with the presence in eight of the top ten markets. You'd be in some way, in 18 of the top 20 markets. You'd have 22 million customers in this expanded platform. What we think we bring to the party is Steve and his team, and the rest of our folks, which is a proven, reliable track record that you know you can get this kind of result, and ultimately, leadership that is focused on creating shareholder value with the industry leading returns of 24 percent.

You step back, we would have the new leader in broadband. Fabulous company, premier national network, compelling new opportunities, real financial strength, we're not doing anything to limit our ability to grow and create these new technologies, and have a growth stock with expanded margins and multiples. We're very excited, we'll be happy to take questions.


     UNIDENTIFIED SPEAKER

Can I start off with a couple of questions on the cost side? You talked about the AT&T telephony business and the losses they're absorbing there. I wonder if you could be a bit more specific about how you plan to reduce those to, you said I think, break even in the 12 to 24 month period. And specifically, would that include stopping the further roll out of AT&T's switch telephony, as you wait for IP, and maybe a related question on capital spending. You talked in the presentation about capex savings of up to 500 million per year. Could you be a bit more specific about where that comes from? Is it simply a matter of greater scale economics from purchasing or anything else? And then a final question ... if I can. A very quick one. I may have missed it, but there doesn't seem to be a time limit on the offer. Is there any period at which this offer expires?


     STEPHEN BURKE

Let me ... if this works. Let me start on the telephony business. I think our approach in Michigan would be representative of what we would do, realizing that obviously we need to get into the company and really see what's going on precisely. But our understanding is that AT&T has rolled out telephone to about 11 million of their homes, and our approach would be to say, in the markets where you've currently rolled out the business, we will continue to operate the business. We will examine new markets on a go forward basis, but only if those markets show the potential for us to be profitable.

And at the same time, have an eye toward rapidly developing IP phone, which we believe is the future. That's the approach we've done in Michigan. We're still marketing the product. We are not expanding the footprint. And what we found is, when you put your attention on a smaller number of homes, and focus it, and use your cross channel spots on the air, use your call centers, et cetera, you can dramatically improve the economics of the business.


     BRIAN L. ROBERTS

Let me say that we believe telephony is a huge opportunity in the future, and we've got to find a way to segue from where they are to where we want to ultimately be. That said, first and foremost job is to get that margin improvement that we talked about, and I think we found a formula, but as we get in there, if we have to adjust course, we will. I will say, to your second question, or your third question there, this is not a proposed contract. In the letter we say we'd be prepared to sit down with your representatives and do that.

But we're prepared to stay. We want to make this happen. We didn't start this to not find a way to be successful. We hope the board is going to take a serious, hard look, because here they are, basically saying, it's their plan. They were going to spin off this company and give it to their shareholders. And they were going to do it through several steps which, as a stand-alone company, made sense.

We come along and say, hey, we'll give you our stock, tax free to your shareholders now, at a big premium, that as you can see, is fine and fair for the Comcast shareholders, and both of us can win in the future. And hopefully they're going to be focused on maximizing that shareholder value, once they decided to break up AT&T into the four parts.

     STEPHEN B. BURKE

Let me just come back to the capital question. I want to touch on the capital question. We believe that the combined companies, we have a very disciplined approach to how we spend capital expenses. We believe that when you put the two companies together, it's very reasonable that we could have a five to ten percent improvement in terms of capital spending because of the combination.


     TOM WOLSTEIN

Tom, Sanford Bernstein. You're increasing the subs by about 158 percent. The difference in this acquisition from other acquisitions, I think, is that the other acquisitions to a great extent have been to fill in holes in the doughnut, to take contiguous systems and put them on the side systems that already are up and running, and running well. You've used the same managements to do that. But now you're going to the other two-thirds of the country, Central and West, where you don't have large-scale existing systems. Doesn't that make the whole process of enculturation and management much more difficult than what we've seen in the past?


     BRIAN L. ROBERTS

Let me give you a couple of thoughts on that. Steve, you might add to this. But first of all, I can remember when we did a deal called Group W, where Comcast doubled in size, and we were less well prepared for that than we are to do this. We've been on a plan ever since recruiting Steve, when we sold Comcast Cellular, we kept the entire senior management team. We've been waiting to build a company and use these folks to build this kind of organization. That's why we also took less than half of equalizing.

That's why we staged it in over three or more years, to get there. So I think we're trying to be practical, we're trying to be realistic. We know Rome is not built in a day. We have a wonderful team, though, the nucleus of which wants to grow. And when we doubled in size in the last two years, you could have asked the same question. And guess what? We're right you saw the chart, I agree with Steve, it's that straight line on margins that said it all. We haven't missed a beat as we've taken in other operations.

This will be a little harder. We've given ourselves plenty of cushion, to have time, and not have to have the same standard of success in order for this deal to be successful, but boy, there's a lot of upside if we can make it like every other deal we've ever done.


     STEPHEN B. BURKE

Just to expand on what Brian said, Tom, I think we've been planning for this day for a long time. We started something called Comcast University, which is a very GE-like management development program, a couple of years ago. We have the top 50 executives. It takes a lot of people to run a big cable operation. It's not just Brian and Steve. We have the top 50 people inside Comcast have all signed long term contracts, and have all been very carefully put in place. And for the last couple of years, we've been saying to ourselves, what happens when we double in size?

And I think it is going to be challenging. It clearly is going to be a big, big step for the company, but I think we've got a group of people that have proven they can do it. They'll be doing it on a bigger stage, but I wouldn't bet against them.


     ELLEN GIBBS

Ellen Gibbs, of CRI.  What's the timetable now?  What happens?

     BRIAN L. ROBERTS

Well, Ellen, I think, you know, we take it one day at a time. We've sent the letter; we obviously wanted to explain this in greater detail this morning. The timing that drove us to last night was that on Tuesday of last week, they did this accelerated timetable for themselves and we're prepared to go for whatever period of time it's going to take. It's obviously going to be controlled a lot by the AT&T board. And, what we have to do is really try to create the comparison between what would happen if they proceed on the path they're on, versus this opportunity, and hopefully build some momentum.


     ELLEN GIBBS

(Unmiked)  (Inaudible)


     BRIAN L. ROBERTS

We'll have to see.


     ELLEN GIBBS

There's no timetable, I mean there's no set date or something?


     BRIAN L. ROBERTS

Well ... one day at a time.

     LAURA WARNER

Hi, Brian. Laura Warner, from Lehman Brothers. I just wanted to get your perspective on at home, if this deal goes through, and you're a 22 million sub broadband provider, how do you view that asset now? Is it included as part of the deal, and is it likely that we'd see you keep it or do you still plan to proceed to take back some of your data centers, et cetera?


     BRIAN L. ROBERTS

Well, we look at Excite at home as another ISP. And our public position has been that we're testing and trialing multiple ISP's, we've begun the process to try to find a way to maximize our cable modem business. I think we start in first and foremost, we're looking at this, as cable modems have been a raging success. We're ahead of our own internal projections by a lot and we're having a great year, and we're anticipating an even better second half.

So, you know it's a relatively small part of the equation, but you know, it's something we'll have to take a look at. Let's take one from the phone. They're telling me to be fair to the phone here.


     OPERATOR

You have a question from Jack Grubman, with Salomon Smith Barney, please go ahead.


     JACK GRUBMAN

Yes, I do. Good morning guys. A couple of questions. One, if you looked at the proxy on July third, and the debt that AT&T went through on the broadband side, there was about 28.8 billion in net debt, from the proxy, let's take out the monetized securities of 8.6 and the 2.4 billion of proceeds from the cable sales, that they're about to get. That still leaves about 17.8 billion of pro forma debt versus the sort of 13 and a half billion dollars of debt that's sort of included in your offer. Can you maybe just discuss that?

And then a second question, you know, you talk about perhaps, buying in the unconsolidated assets, such as TWE, and Cablevision and Rainbow. Obviously for TWE there's, you know, probably one natural buyer of it, and for say Cablevision, history shows that big blocks of stock that come to market, from sellers usually come at a discount. At over what percent of say safe value, for a lack of a better term, do you just not go above to take those assets from AT&T, given that, you know ...


     BRIAN L. ROBERTS

Okay, Jack.


     JACK GRUBMAN

Okay.


     BRIAN L. ROBERTS

Thank you. We're just ... it's scratchy in the room here, a little echo. I think I got the sense of the question. And we're not going to negotiate this here today publicly, so we've made an offer. What the offer basically says is here are the assets that we're pricing today. So, the 13 and a half billion of debt relates to the number you're referring to, 20 or something I think I heard you say or so, give or take. The difference is Time Warner and Cablevision, after taxes. And the net proceeds.

And so, our attitude is hey, whatever the value is, the value is. They're on a track to monetize those assets, and we're basically signaling here that that's fine, they do what they want to do.

Here is what we're doing this deal for, we want the 13 and a half million subscribers in the joint ventures. This is completely consistent with the plan that they're already doing, and, you know, whatever those assets are worth, I think there's appraisal processes going on and stuff like that, and we're basically saying, hey, we're going to stay out of that. It is what it is.

Next question?  Yes.


     JOAN LAPPIN

I don't know if you're willing to comment on this. I'm Joan Lappin, in Gramercy Capital. It seems as if these AT&T assets are so badly mismanaged that the opportunity for you is almost limitless. The question is, are they bad because what AT&T bought was terrible, and they have been doing their best to try to dig out from what Mr. Malone sold them, or do you think there are other issues?


     BRIAN L. ROBERTS

Well, let me try and take out the colorization on that one.

And just, as our sensitivity trainer would say, vision up.


     BRIAN L. ROBERTS

So in visioning up, I would say that the Media One assets are terrific. We made no secret that we were prepared to try to buy them. I think they've sold some of the old TCI systems, for by the way, way less price than what we're talking about here, and way less price, than perhaps even their IPO. So I do think that today's portfolio, we can, we believe has got some terr ... and they've done a lot of swaps. So their clusters are way better than and in terrific cities. And when you look at the combined company, we get very comfortable that this is doable, that we're the right people to do it, humbly said, I'm sorry. You know, that we think we have the folks who can do it, and I'm sure they've been doing their best. I'm not going to go there and say anything as to why it is the way it is.

That's just what creates this opportunity. It's what, you know, makes it so compelling. This is not a step that we've you know lightly thought about and said, oh let's just, hey, throw in a letter. I mean, this is a very well thought and very agonized over because we really did try to do this privately. And, here we are. So you really have to believe that this is a quantum leap, and it's such a great opportunity that it's worth all of the difficulty of going through the process. Yes?


     UNIDENTIFIED SPEAKER

Brian, in your last comment you alluded to obviously the fact that you tried to do this quietly. Could you just give some color on what the obstacles were, versus, what the obstacles have been in terms of price versus structure? And then also, just a couple of operating questions. One for Steve, what do you think the easiest synergies are from day one? It seems like the overhead reduction is a lay up, but could you speak to some of the other things that can do there?

And the last question, Steve, there's a lot of things going on here in terms of having a huge national platform going forward. Can you just speak to how you might run your advertising business going forward, since you talked about that so much as being a big opportunity?


     BRIAN L. ROBERTS

I'm going to be very brief on my part, because we're going to try to you know, we want to make a deal here. So what's happened privately, we didn't reach an agreement. I think we wanted to do an acquisition, because in our view, they're spinning it off and they're giving it to their shareholders. Why not then let those shareholders merge it into something at a bigger price, and get a growth stock and take advantage of the synergy that I'll now let Steve talk about. But there were the traditional things that happen in acquisitions and you know, here we are. Steve:


     STEPHEN B. BURKE

Well, I think in terms of synergy, you're right, the most immediate impact would be the overhead savings, and we would anticipate getting those literally right off the bat. That's been our experience. And then after that, the other savings would come from a dozen things that would come in ratably over time. So I think the immediate impact would be overhead. Telephony, I think to the degree that we could get our arms around it quickly, could be a relatively early win, if you will, and then everything else would come in. That's been our history, that's how the company has gone.

In terms of ad sales, I think this will create a truly incredible platform. If you think about having a leadership position in eight of the top ten DMA's, and the kind of position in 14 of the top 20 that Brian referred to, that gives us the ability to compete with really any kind of the broadcast station groups, and really do all sorts of wired networks and all sorts of things, to go to advertisers and give them the ability to micro-target, but also get a national presence.

As you know, it's been very, very difficult for advertisers to tap into local cable, because they never knew if the ads were going to run, if they had to deal with 15 different companies. The ability to walk in a door, and say I can get you in eight of the top DMA's, and I can put you on the channels that your customers are watching, let alone everything with interactive television and advertising, I think is a huge, huge upside.


     BRAIN L. ROBERTS

Dennis

     DENNIS LEIBOWITZ

Among the things AT&T has said are the reasons for the lower margin, are lower than average penetration, and also lower than average rates, they held back for political reasons or whatever.
Can Steve comment about what you do about that?


     STEPHEN B. BURKE

Well, if you look at AT&T systems that we brought in, in terms of rates, I think our average, rate per customer was within three percent of their rates. So that the real improvement that we've been able to make, has been in driving revenue through new products, through HBO, through Showtime, through selling people more things that they want, and then the cost side. So I don't think rates are a big part of the improvement story that we've had, or would have on a go forward basis.


     BRIAN L. ROBERTS

I think what we've been doing well is sort of digital selling, right now. And it's an optional product to consumers, and we've targeted, how many subs, just on the Comcast footprint? Close to 30 percent penetration by the end of the year of digital. And that's industry leading number. Cable modems, the same thing and different packages. So, it's being focused on every aspect of the business.

You know something, maybe this is lost on, this is really what we do. I mean, yes, we're in those other businesses and content, but we look at that as a very decentralized way. We usually have partners in the programming businesses, who have their own expertise, and we run them as very independent entities. What Comcast has been all about for 38 years is cable TV system management. And it's a lot of little things, and they're not all that glamorous, but that's what is the bread and butter that makes these numbers happen.

     STEPHEN B. BURKE

To your point about penetration, Denny, I think you could argue that lower penetration should have a depressing impact on margin. I don't think that's what's going on here. We understand these systems. If you do all the in's and out's in systems, we got prior to this year, and systems we've gotten in the last two months, we've taken in about 1.5 million subscribers from AT&T, a lot of the systems that they have we're intimately familiar with going back five or ten years. And when you have an entire industry where literally every single operator is operating in the 40 percent plus margin area, it gives us great confidence that our experience with the systems we've taken over is representative of what we could do with the entire company.


     DENNIS LEIBOWITZ

Brian, you've discussed the 500 million or so in losses that you think AT&T has in the telephony area, yet in Michigan you were able, within six months, or within a year, to take Michigan to break even on telephony. What are you doing different in circuit switch telephony, and how are you improving those margins so quickly?


     BRIAN L. ROBERTS

Well, I think the first thing is, when your goal is to put on as many units as you can, and to rapidly expand your footprint, it encourages you on a marginal basis, to make decisions that may not be economic. I think the first thing we would do is say, in the footprint that we're in, we're going to continue to operate in that footprint. We're not going to establish a very, very aggressive goal. We want to hit X amount of units by the end of 2002. Our goal would be, let's get into the business, let's run this business as a business, and our experience in Michigan has showed us, when you take your foot off the accelerator, you're still driving the car, but you're not trying to go 90 miles an hour. Once you bring it down below the speed limit, you can make money in the business and bring it fairly rapidly to a cash flow basis.

     STEPHEN B. BURKE

Well, Cox has shown that. You have to remember that, I mean, AT&T has multiple agendas right now. They're a long distance company, they have ARBOK entry into long distance, in some states, and they have multiple revenues from phone. So it's not just, is this good for cable? And we're putting a disciplined approach around it. Next question back there.


     GEORGE KING

Two questions ... George with Alliance Capital. One, I may have taken a comment you made this morning out of context. I thought I heard you say something about it's not our intention to hold those assets, in referring to the Time Warner, E-Entertainment, Cablevision and Rainbow assets. And the fact that it's not part of the original deal, would it be fair to leave this morning with the impression that that's not really something you want to own, but if it needs to be done to get the larger deal done, you would look at doing that, and then maybe sell the assets later?


     BRIAN L. ROBERTS

I think that you didn't take it out of context. I think that our view is that whatever it's worth, it's worth. So if there is some minority discount or something, that will be determined in the market place here very soon. They're saying they're going to make that part of the tracking stock, so it's something that they're planning to sell, and use to pay down the debt, and so they can get this kind of credit rating.

We're not trying to interfere in any way in whatever ongoing valuation is going on in those assets. I think Cablevision's relatively simple, it's a public stock, it's easy to know what that's worth. So, given that we don't know the tax basis, and we don't have any inside information here that we're just basically saying, hey, it is what it is. From a regulatory standpoint, what the long-term prospect is what brings us to the table is to run and own and manage 22 million customers, plus the joint ventures, and wow, what a company that would be. We'll take one more, keep going. On the phone, let's do one from the phone.


     OPERATOR

Dan Reingold with CS-First Boston.  Please go ahead.


     DAN REINGOLD

Just want to ask another question on cable telephony, which is, what do you have worked into your EBITDA margin expansion goals or assumptions, in terms of the what sounds like a slow down in cable telephony roll out? Just want to know what your base case is, and if it's possible, to compare that to what you think AT&T's is, because I'm trying to get a sense of what the delta is in cable telephony roll out?


     BRIAN L. ROBERTS

I'm not sure that that's a fair characterization. I'm not sure that we know what their plans are, because we've heard different reports of whether drilling down, just as Steve said we would do, and not rolling it out to future markets right now. I think we're on the cusp of a technological change, where you can go from a ESS-switch that does, you know, millions of phone switches in a month, in phone calls, for 20 million dollars, to a Cisco router that can do the exact same thing for 50 thousand dollars.

And how much further do you want to deploy, and how fast do you want to go with yesterday's technology, when you get all the digital features with tomorrow's technology? And our guy Mark Koblitz, whose Chairman of the Cable Labs Telephony Committee, and AOL-Time Warner's in the same space we are. That is the future horse to ride. So you're on the cusp of a technological shift. Now, AT&T had lots of their own agendas for why to get started now, and migrate.

But there is no disagreement in the technical community that that's the shift that's taking place. So all we're talking about is how you stage it in. But telephony, there's a hundred billion dollar a year proven revenue market, and we've got the only other facility based competitor into people's homes, this is a great opportunity for us long term. We just have to get in, get our arms around it. It is important to use the newer technology long term, and I think this sets up well for us to sort of do it the way Steve described. Last question, really ... Jessica.


     JESSICA COHEN

Brian, you could almost make a case that the six billion dollars of EBITDA that you put in the slide to be seven or eight, with the margin improvements, the overhead reduction, the program and cost savings, and that's pre-revenue enhancement or basic penetration increases or higher digital penetration. Sounds like capex is going to be a lot lower than we thought. Can you or John take it down to the free cash flow level?


     BRIAN L. ROBERTS

John, why don't you take a shot at that, and let me touch on it at the end?


     JOHN ALCHIN

Thanks. If you look at our own numbers, Jessica on a stand-alone basis, we'll be significantly free cash flow positive next year. You put the two companies together, it looks to us as though AT&T Broadband has two to three years of sign investment on a stand-alone basis. Put us together, we would have one year negative, and then we'd be positive, so we accelerate the combined entity by about two years, from where AT&T would be on a stand alone basis.

     BRIAN L. ROBERTS

Let me just conclude then by saying that I agree with the sentiment that, you know, we're trying to balance, hey, great enthusiasm with, let's have a dose of near term reality, which is obviously critical to many investors. But the philosophy that's guided the management team since the inception of the company is, do what you think is right in the long term. And how do you build that long term growth so you can put up a slide that says, over 29 years you can compound 24 percent a year?

And by building other assets, like a Golf Channel. If you think of BET being worth three billion dollars for one channel, and the ability to create more assets like that, is what is going to make this happen. It's all about trying to find a way to take a 22 million footprint and have a company that's, I think, in an unprecedented position to grow in the future. Thank you all for coming.


     (APPLAUSE)

   Note: The following notice is included to meet certain legal requirements:

                           FORWARD-LOOKING STATEMENTS

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify those so-called "forward-looking statements" by words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of those words and other comparable words. Comcast Corporation ("Comcast") wishes to take advantage of the "safe harbor" provided for by the Private Securities Litigation Reform Act of 1995 and you are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of Comcast. Factors that could cause actual results to differ materially include, but are not limited to: (1) the businesses of Comcast and AT&T Broadband may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the transaction may not be fully realized or realized within the expected time frame; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) the regulatory approvals required for the transaction may not be obtained on the proposed terms or on the anticipated schedule; (6) the effects of legislative and regulatory changes; (7) the potential for increased competition; (8) technological changes; (9) the need to generate substantial growth in the subscriber base by successfully launching, marketing and providing services in identified markets; (10) pricing pressures which could affect demand for Comcast's services; (11) Comcast's ability to expand its distribution; (12) changes in labor, programming, equipment and capital costs; (13) Comcast's continued ability to create or acquire programming and products that customers will find attractive; (14) future acquisitions, strategic partnerships and divestitures; (15) general business and economic conditions; and (16) other risks described from time to time in Comcast's periodic reports filed with the Securities and Exchange Commission (the "Commission").


                             ADDITIONAL INFORMATION

     Subject to future developments, Comcast may file with the Commission (i) a preliminary proxy statement for solicitation of proxies from the shareholders of AT&T Corp. ("AT&T") in connection with AT&T's special meeting which is scheduled to take place in September 2001 and (ii) a registration statement to register the Comcast shares to be issued in the proposed transaction. Investors and security holders are urged to read the proxy statement and registration statement (when and if available) and any other relevant documents filed with the Commission, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the proxy statement and the registration statement (when and if available) and other relevant documents at the Commission's Internet web site at www.sec.gov. The proxy statement and registration statement (when and if available) and such other documents may also be obtained free of charge from Comcast by directing such request to: Comcast Corporation, 1500 Market Street, Philadelphia, Pennsylvania 19102-2148, Attention: General Counsel.

     Comcast, its directors and certain other Comcast employees and advisors may be deemed to be "participants" in Comcast's solicitation of proxies from AT&T's shareholders. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in a filing made by Comcast with the Commission pursuant to Rule 14a-12 on July 9, 2001.